SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 15 April 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 01 April 2005
99.2	Australian Hotels for Sale dated 04 April 2005
99.3	Directors' Interests dated 04 April 2005
99.4	Transaction in Own Shares dated 05 April 2005
99.5	Staybridge Suites UK Launch dated 06 April 2005
99.6	Transaction in Own Shares dated 06 April 2005
99.7	Transaction in Own Shares dated 07 April 2005
99.8	Holding(s) in Company dated 08 April 2005
99.9	Director Shareholding dated 08 April 2005
99.10	Transaction in Own Shares dated 08 April 2005
99.11	Transaction in Own Shares dated 11 April 2005
99.12	Transaction in Own Shares dated 12 April 2005
99.13	Director Shareholding dated 13 April 2005
99.14	Transaction in Own Shares dated 13 April 2005
99.15	Transaction in Own Shares dated 14 April 2005

Exhibit 99.1

1 April 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 700,000 of its ordinary shares at a price of 624.6929p per share.

Exhibit 99.2

4 April 2005

INTERCONTINENTAL HOTELS GROUP PLACES FURTHER HOTELS ON THE MARKET

InterContinental Hotels Group PLC ("IHG") announces that it has today placed a further ten hotels on the market, located in Australia, New Zealand and Fiji.

The 10 hotels comprise the InterContinental Wellington in New Zealand, three Crowne Plazas and five Holiday Inns in Australia and a Holiday Inn in Fiji.

This announcement is a continuation of IHG's strategy of growing its management and franchise businesses and reducing asset ownership. This has so far resulted in the disposal of 121 hotels with a net book value of £1.77bn, realising £1.75bn of proceeds, with 106 of the hotels disposed being sold with a management or franchise contract. In addition to the hotels sold to date, IHG continues actively to progress the sale of a further 16 hotels previously announced as being for sale, with a net book value of £360m (excluding the hotels announced for sale today).

IHG further announces that the investment by Strategic Hotel Capital, Inc in 85% interests in the InterContinental Chicago and the InterContinental Miami in the United States, announced on 28th February 2005, has now completed. IHG has received approximately $287m in cash (before transaction costs) based upon a total value for both hotels of US$303.5m, $12m in excess of net book value.

Further details of hotels announced for sale today:

Hotel	Rooms
InterContinental Wellington, New Zealand	231
Crowne Plaza Terrigal, Australia	196
Crowne Plaza Coogee Beach, Sydney, Australia	207
Crowne Plaza Canberra, Australia	295
Holiday Inn Potts Point, Sydney, Australia	288
Holiday Inn City Centre, Perth, Australia	181
Holiday Inn On Flinders, Melbourne, Australia	200
Holiday Inn Townsville, Australia	197
Holiday Inn Melbourne, Australia	383
Hi Suva, Fiji	130
Total	2,308

For further information, please contact:
Investor Relations (Gavin Flynn, Paul Edgecliffe-Johnson):                                                      +44 (0) 1753 410 176
                                                                                                                                              +44 (0) 7808 098 972

Media Enquiries (Leslie McGibbon):                                                                                      +44 (0) 1753 410 425
                                                                                                                                             +44 (0) 7808 094 471

Notes to Editors
InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's most global hotel company and the largest by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 534,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with more than 24 million members worldwide. In addition to this, InterContinental Hotels Group has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

Exhibit 99.3

4 April 2005

InterContinental Hotels Group PLC
Directors' Interests in Shares

On 4 April 2005, options were granted over InterContinental Hotels Group PLC ordinary shares under the Company's Executive Share Option Plan ("the Plan") to eligible employees, including the following executive directors of the Company.

Director                                   Number of shares                 Option
                                                 under Option                         Price

A P Cosslett                              157,300                                  619.83p
R M Hartman                            118,810                                  619.83p
S D Porter                                 96,370                                    619.83p
R L Solomons                           100,550                                   619.83p

The rules of the Plan require the achievement of a performance condition before any options can be exercised.

The options will be exercisable between April 2008 and April 2015. The numbers of shares referred to represent the maximum numbers that could be acquired if the performance condition is met in full.

In addition to the grant of options under the Executive Share Option Plan, Mr A P Cosslett was, on 1 April 2005, awarded conditional rights over InterContinental Hotels Group PLC ordinary shares under the Company's Short Term Deferred Incentive Plan ("STDIP") and the Performance Restricted Share Plan (" PRSP"). These awards form part of Mr Cosslett's recruitment terms.

Under the terms of the STDIP, Mr Cosslett has been awarded conditional rights over 79,832 shares. 50% of this award will vest on the first anniversary of the award date and the remaining 50% will vest on the second anniversary of the award date.

Under the terms of the PRSP, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Maximum Share Award                              End of Performance Period

68,216	31 December 2005
136,432	31 December 2006

Name of contact for this RNS Announcement:

Catherine Springett	Tel: +44 1753 410 242
Head of Secretariat
InterContinental Hotels Group PLC

4 April 2005

Exhibit 99.4

5 April 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 624.21p per share.

Exhibit 99.5

6 April 2005

INTERCONTINENTAL HOTELS GROUP
TO LAUNCH STAYBRIDGE SUITES IN THE UK

InterContinental Hotels Group (IHG), today announces the launch of the Staybridge Suites brand in the UK with the signing of two management and franchise agreements with Stay Investments Ltd and The Splendid Hotel Group.

The new build 124 bedroom Staybridge Suites, Brentford, London will open in late 2006 and marks the introduction to the UK market of the first major hotel brand focused on extended stay guests - those who stay for more than five nights. The hotel will be managed by IHG under a 20 year management agreement with Stay Investments Ltd.

A further 113 bedroom new build Staybridge Suites will open in South Bank, London in late 2006. The hotel will be managed by IHG for the first three years before converting to a 17 year franchise agreement with The Splendid Hotel Group.

IHG currently operates 79 Staybridge Suites in North America and with 52 new properties in the pipeline it is the fastest growing upscale extended stay brand in the market.

Andrew Cosslett, Chief Executive, InterContinental Hotels Group, said: "We have worked closely with our network of franchisees to build the success of the Staybridge Suites brand in the United States. We are now able to use our American experience and expertise to extend the brand into the UK market, illustrating the power of operating a family of brands across key market segments. As an industry leader we see opportunity to drive innovation and creativity in new markets. Extended stay is one of the fastest growing segments in the US and we believe that this trend will follow in the UK, where we aim to lead the market."

Louis Woodcock, Director of Stay Investments Ltd, added: "We have eagerly watched the success of Staybridge Suites in the United States and are delighted to have this opportunity to work with IHG to lead the extended stay market in the UK."

Mr Shiraz Boghani, Managing partner, The Splendid Hotel Group, added: "Developing Staybridge Suites reinforces our excellent relationship with IHG and illustrates our belief in the future growth of the exciting extended stay segment."

Staybridge Suites will offer one bedroom and studio suites, fully equipped for the extended stay business traveller, with rooms including a flat screen TV, DVD player and fully equipped kitchen including cooker, fridge/freezer, dishwasher and microwave. Free laundry and a grocery shopping services are also available.

Extended stay - facts & figures

  8.8 million room nights were taken by UK domestic travellers who stayed more than five nights in the same place in 2003.

  5.1 million room nights were taken by overseas visitors to the UK who stayed more than four nights for business in 2003.

  The extended stay market in the United States now has 280,000 rooms in approximately 2000 hotels.

Notes to Editors

Staybridge History
1997    Staybridge Suites by Holiday Inn is launched for long-stay travellers in America
1998    The first Staybridge Suites by Holiday Inn opens in Alpharetta, Georgia, USA
2002    Staybridge Suites becomes the first upmarket extended stay hotel brand to reach 50 hotels in just under four years
2003    InterContinental Hotels group (IHG) sells 16 Staybridge Suites hotels to Hospitality Properties Trust (HPT) for US$185 million and also enters into an agreement to manage these hotels
2003    HPT converts 14 other suite hotels to the Staybridge Suites brand under IHG management
2004    Staybridge Suites brand reaches 75 hotels with addition of Eatontown, New York. The brand reached this point of significant mass, faster than any of its competitors marking yet another distribution record            within the extended-stay segment
2005    Staybridge Suites launches in the UK.

  The Splendid Hotel Group, a private partnership, was formed in 1986 and purchased its first 16 bedroom budget hotel in Bayswater, London. Expansion soon followed into other areas of London including Victoria, Kings Cross and the East End of London. In 1996, an opportunity arose to create the first Express by Holiday Inn in London. Since then, the group has focused on establishing well known brands in key locations in Central London. The group has grown to encompass 15 hotels, 12 of which are branded. Splendid operates Holiday Inn, Express by Holiday Inn, Comfort Inn and Best Western.
  Stay Investments Ltd was formed in 2005 as a Joint Venture between Louis Woodcock and BDL, a long with other partners. Louis Woodcock is founder and MD of BDL Ltd. BDL Ltd is a current franchisee of InterContinental Hotels Group with 17 hotels including Crowne Plaza, Holiday Inn and Express by Holiday Inn.

High resolution images to accompany this story are available for the media to download free of charge at www.vismedia-online.com

For further information please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson)             +44 (0) 1753 410 176
Media Enquiries (Leslie McGibbon)                                                +44 (0) 1753 410 425

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's most global hotel company and the largest by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 534,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with more than 24 million members worldwide. In addition to this, InterContinental Hotels Group has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

END

Exhibit 99.6

6 April 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 1,000,000 of its ordinary shares at a price of 625.0075p per share.

END

Exhibit 99.7

7 April 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 750,000 of its ordinary shares at a price of 624.69p per share.

END

Exhibit 99.8

                                       SCHEDULE 10

                         NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

AXA SA

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial and Non-beneficial interests

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Various

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 112 pence each

10) Date of transaction

04 April 2005

11) Date company informed

07 April 2005

12) Total holding following this notification

67,195,908
(48,985,541 Non-Beneficial)
(18,210,367 Beneficial)

13) Total percentage holding of issued class following this notification

7.96% Non-Beneficial
2.96% Beneficial

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name and signature of authorised company official responsible for making this notification

Catherine Springett

17) Date of notification

8 April 2005

END

Exhibit 99.9

                                                            SCHEDULE 11

                                   NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee
Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not directors) under the Executive and Save As You Earn Share Option
Plans

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

169,839

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of £1.12 each

12. Price per share

N/A

13. Date of transactions

March - 8 April 2005

14. Date company informed

8 April 2005

15. Total holding in the Trust following this notification

2,713,399 Ordinary shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle

Date of Notification

8 April 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

Exhibit 99.10

8 April 2005

Intercontinental Hotels Group plc:- Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 250,000 of its ordinary shares at a price of 630.94p per share.

END

Exhibit 99.11

11 April 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 632.37p per share.

END

Exhibit 99.12

12 April 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 627.1375p per share.

END

Exhibit 99.13

                                                              SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director

Andrew Cosslett

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director and spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Andrew Cosslett - 5,000 Ordinary Shares
Louise Cosslett - 5,000 Ordinary Shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

As above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7. Number of shares / amount of stock acquired

10,000 Ordinary Shares

8. Percentage of issued class

Negligible

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

112 pence Ordinary Shares

12. Price per share

£6.27

13. Date of transaction

12 April 2005

14. Date company informed

13 April 2005

15. Total holding following this notification

10,000

16. Total percentage holding of issued class following this notification

Negligible

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Catherine Springett 01753 410 242

25. Name and signature of authorised company official responsible for making this notification

Catherine Springett

Date of Notification

13 April 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

Exhibit 99.14

13 April 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 629.255p per share.
END

Exhibit 99.15

14 April 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 650,000 of its ordinary shares at a price of 629.95p per share.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	15 April 2005